Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1030 West Georgia Street

Vancouver, BC

V6E 2Y3

Item 2	Date of Material Change

July 5, 2023.

Item 3	News Release

On July 5, 2023, a news release in respect of the material change was disseminated through Globe Newswire and a copy thereof has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On July 5, 2023, the Company announced that it received final approval from Toronto Stock Exchange (“TSX”) to list its common shares (the “Common Shares”) and common share purchase warrants expiring December 6, 2024 (the “Warrants”) on TSX with trading to commence on July 6, 2023.

Item 5	Full Description of Material Change

On July 5, 2023, the Company announced that it received final approval from TSX to list its Common Shares and Warrants on TSX with trading to commence on July 6, 2023. The Common Shares and Warrants will continue to trade under the stock symbols “URC” and “URC.WT”, respectively.

In connection with the Company’s graduation to TSX, the Common Shares and Warrants will no longer trade on the TSX Venture Exchange and will be voluntarily delisted from the TSX Venture Exchange, effective as of market close on July 5, 2023.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Josephine Man

Chief Financial Officer

Phone: 604-396-8222

Item 9	Date of Report

July 5, 2023.